
RAVEL
HEALTH
www.ravel.health

INVEST IN **RAVEL HEALTH**

Virtual Care for Lyme, Long COVID & Complex Chronic Illness

ravel.health Denver, CO

Female Founder | Healthcare | B2C | Subscription | Health & Fitness

Highlights

1. Backed by Peninsula Capital Management, Jumpstart Foundry & Right Side Capital

2. Built by chronic Lyme patients alongside Lyme, Long COVID & complex chronic illness experts

3. Live in 47 states | $21.5K Monthly Recurring Revenue (MRR) | 8 providers &

growing (MDs, NPs, NDs)

4. 93% of patients said they would highly recommend Ravel | 5-star Google rating

5. Collaborative research project w/Putrino Lab at Mount Sinai

6. Numerous marketing partnerships in place w/nationwide orgs, state assns, influencers & ambassadors

7. Over 50M people in U.S. suffer from Lyme, Long COVID, ME/CFS, fibromyalgia & other chronic illness

Featured Investor



Scott Bedford in

Syndicate Lead

Follow

Invested $250,000

Founded Peninsula Capital Management in 1989. Expertise in researching, investing and advising emerging growth companies for over 30 years.

"At Peninsula Capital Management, we invest in companies that disrupt industries and create lasting impact. Ravel Health is exactly that — a transformative force in healthcare for Lyme and Long COVID. From our first conversation with the founders, we saw a unique combination of visionary leadership, data-driven innovation, and a relentless commitment to improving patient outcomes. Ravel is addressing critical inefficiencies in healthcare with a personalized approach that is poised to change the industry. But what truly sets Ravel apart is its team — passionate, experienced, and fully dedicated to revolutionizing the space. We are confident that Ravel is not just a smart investment, but a company that will redefine the future of health. We're proud to support their journey and excited for what's to come."

Our Team



Kevin Williams Co-Founder

Chronic Lyme patient, software development firm founder & tech entrepreneur who's completed hundreds of digital projects, with tens of thousands of collective users

thousands of collective users



Jaime Intile Co-Founder

Chronic Lyme patient with decades of experience in marketing & leadership development and a proven track record for building highly successful teams



William Rawls Chief Medical Officer (CMO)

Bill Rawls, MD, is a physician of 30 years and a leading Lyme thought leader. When a health crisis in his late forties abruptly changed his quality of life, he came face-to-face with the distinct limitations of the conventional medical system.



Monica E. Embers, PhD Advisory Team

Dr. Embers is currently an Associate Professor in the Division of Immunology, Head of the Education and Training Program, and the Director of Vector-borne Disease Research at the Tulane National Primate Research Center.



Dr. Darin Ingels, ND Advisory Team

Naturopathic Doctor, author, international speaker & leading authority on Lyme, who overcame his own 3-year battle with the disease

Pitch


RAVEL HEALTH
CHANGING THE WAY COMPLEX CHRONIC ILLNESS IS TREATED
RAVEL HEALTH
Patient Portal
CONDITIONS WE SUPPORT | PRICING | FAQ | BLOG | OUR TEAM | ABOUT | CONTACT
Affordable Virtual Care for Lyme, Long COVID & Complex Chronic Illness
GET STARTED
Curated, Vetted Providers
Conventional, Functional & Integrative Options
Lab & Supplement Discounts

www.ravel.health | 844.343.4948



Problem

Complex chronic illness patients have long been neglected by the medical community.


Months to years-long waitlists
Untrained, dismissive providers
Medical gaslighting & feelings of helplessness
Diagnostics & treatments not covered by insurance
Exorbitant out-of-pocket costs

Answer



Ravel is a digital health platform offering affordable monthly telehealth visits for Lyme, Long COVID and complex chronic illness.

Our goal is to provide streamlined care from curated, vetted providers, all from the comfort of home.

Market Opportunity

A massive market that's been left to fend for itself.

30M+

Number of estimated chronic Lyme, Long COVID, ME/CFS, mold and fibromyalgia patients in the U.S.

10B+

Annual estimated cost to diagnose and treat complex chronic illness patients in the U.S.

$60B - $75B

Estimated telehealth market for chronic disease management by 2030

NIH survey respondents reporting fair or poor health compared to patients with other chronic diseases.



80%
60%
40%
20%
0%
Chronic Lyme
Congestive Heart Faliure
Stroke
Heart Attack
Diabetes
Multiple Sclerosis
Depression
Arthritis

*References to the above data are available upon request.

Platform & Services

Our completely virtual model fills the void for this ignored patient population.

- Conventional, functional & integrative options
- Evidence-based testing & treatment framework, w/personal customization
- Upgrade/downgrade monthly subscription as needed
- Labs, test kits, meds & supplements delivered directly to a patient's door
- Significant lab & supplement discounts

Curated, vetted & patient-driven

Market Validation

Significant traction and a proven need

47 States

Currently live in 47 states & growing

$22K

$22K in Monthly Recurring Revenue (MRR)

93%

93% of patients said they would highly recommend Ravel to another patient

RAVEL HEALTH

www.ravel.health

Business Model

Initial Patient Visit ($395)

Ravel retains 35% of total charged to patients

(Standard market rates for complex chronic illness providers are typically between $500 - $2K+ for the Initial Patient Visit)

Monthly Physician Subscription Fees

(30 min: $115 | 60 min: $215 | 90 min: $305 | Maintenance: $65)

Ravel retains 35% of total (50% for Maintenance) charged to patients

(Standard market rates for complex chronic illness providers are typically between $400/hr - $900/hr+)

Lab & Supplement Fees

$30 interpretation fee for specialty labs

Ravel retains 15% of supplement sales

Comprehensive Portal Messaging Fees ($45 per use), Subscription Restart Fees ($95), Provider Change Fees ($95) & Additional Program Fees (Varies)

RAVEL HEALTH

www.ravel.health

Traction & Go-to-Market Plan

- Oct '23 — Colorado Pilot launched
- March '24 — Jumpstart Foundry investment
- June '24 — Expansion into 9 more states
- Spring '25 — Live in 47 states
- Fall '25 — 150 patient subscriptions | 8 providers | $22K MRR
- Winter '25 — Platform build-out, patient concierge hires & nationwide PR/marketing campaign

RAVEL HEALTH

www.ravel.health

Competition

	RAVEL HEALTH	Parsley Health	lemonaid	roman RORY	Teladoc HEALTH
Founded by Lyme patients	✓				
Complex chronic illness-literate physicians	✓				
Integrative & conventional approaches	✓	✓	✓		
Completely virtual	✓			✓	✓
Patient-selected care team	✓				
Upgrade/downgrade subscription monthly	✓				
Transparent pricing	✓	✓		✓	
Test, supplement & med delivery to your door	✓		✓	✓	
Mobile blood draws	✓				

Use of Funds

We are seeking $615K for:

- Scaling our providers & expanding care services
- AI-enabled technology development & platform enhancements
- Marketing & community outreach to drive patient acquisition

*Full 2025 line-item budget available upon request.

The Team

Founders



Jaime Intile
Co-Founder



Kevin Williams
Co-Founder

Chief Medical Officer



Dr. Bill Rawls, MD
Licensed physician for over 30 years, best-selling author of The Cellular Wellness Solution and Unlocking Lyme & co-founder and

Advisory Team



Darin Ingels, ND
Naturopathic Doctor, author, international speaker & leading authority on Lyme



Monica Embers, Ph.D.
Director of Vector-Borne Disease Research at Tulane

Medical Director of Vital Plan, Inc.

Testimonials

The healthcare system is failing tens of millions of people with chronic illnesses like Lyme disease and Long COVID, leaving them without affordable, accessible care. As these conditions continue to rise, the demand for effective telehealth continues to skyrocket. Now is the time to act — Ravel Health is poised to lead the way in providing patients with the personalized, virtual care they desperately need.

"My experience with Ravel Health was nothing but wonderful. The level of professionalism, compassion and knowledge was outstanding. Finally, my health has never been better!! Thank you for all you have done and looking forward to seeing what you do in the future."

Emily R.

" My experience with Ravel Health has been one of the first times in my life as a long-term Lyme patient that I have felt seen, heard and understood, and more importantly, supported in the many facets of life that are impacted by this disease. Ravel has not only provided me access to an adept LLMD at an affordable cost on a routine basis, but also continues to provide additional resources and programs at reduced rates that provide real solutions for the emotional and mental toll accompanying this nebulous disease. I want to shout about Ravel from the rooftops and encourage anyone affected by Lyme to consider being a part of the Ravel movement. Thank you for providing this option to our community Ravel, my family and I are so grateful! "

Jessica S.

" Ravel Health has thoughtfully extracted the frustrating issues that we experience as chronic illness patients and done their best to do away with them. They approach each unique case (we are all beautiful complicated snowflakes!) with a fresh eye and in a collaborative manner. At Ravel you are matched with a physician that is a part of a group of physicians that collaborate on the patients' behalf. They have managed to make an approachable clinic online. I don't feel that a lack of brick and mortar is a hindrance, quite the opposite. It keeps the cost of service affordable. "

Deidre D.

RAVEL HEALTH

www.ravel.health | 844.343.4948